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                                                                  Exhibit (a)(2)

            Exhibit (a)(2) - Press Release, dated January 11, 2001

For Immediate Release
January 11, 2001


Delco Remy International, Inc. Tender Offer by Affiliate of Citicorp Venture Capital

         Anderson, Indiana, January 11, 2001 - Delco Remy International, Inc. (NYSE: RMY) announced that on January 11, 2001, a newly formed affiliate of Citicorp Venture Capital Ltd., DRI Acquisition LLC, commenced a tender offer to acquire all issued and outstanding shares of Delco Remy's Class A common stock. As previously announced, the Board of Directors of Delco Remy is considering the tender offer and has created a special committee to review it. The special committee has engaged Deutsche Banc Alex. Brown to advise it in connection with its evaluation of the offer. On or before January 25, 2001, Delco Remy will advise the holders of shares of Delco Remy's common stock of (i) whether Delco Remy recommends acceptance or rejection of the tender offer; expresses no opinion and remains neutral toward the tender offer; or is unable to take a position with respect to the tender offer and (ii) the reasons for Delco Remy's position with respect to the tender offer. Delco Remy requests that holders of its common stock defer making a determination whether to accept or reject the tender offer until they have been advised of Delco Remy's position with respect to the tender offer. The recommendation statement will contain important information regarding the tender offer. Holders of Delco Remy common stock can obtain the recommendation and other filed documents without charge at the website of the Securities and Exchange Commission at http://www.sec.gov, or
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without charge from Delco Remy.

                  Delco Remy International, Inc. headquartered in Anderson, Indiana (USA), became a public company in 1997. The Company designs, manufactures, remanufactures and distributes electrical, powertrain/drivetrain and related components and provides core exchange services for automobiles and light trucks, medium- and heavy-duty trucks and other heavy-duty and industrial applications. Products include starter motors, alternators, engines, transmissions, torque converters, fuel systems and traction control systems. The Company serves the aftermarket and original equipment manufacturer market, principally in North America, as well as Europe, Latin America and Asia Pacific. More information is available on the Company web site at
http://www.delcoremy.com
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         This press release may contain forward looking statements regarding the tender offer for Delco Remy's common stock described herein. These statements are identified by words such as "will," "intends," and other words referring to events to occur in the future. The statements are based on information currently available to Delco Remy and are subject to a variety of risks and uncertainties, including Delco Remy's evaluation and recommendation with respect to the tender offer, alternatives that may be pursued or other actions that may be undertaken by Delco Remy in response to or independent of the tender offer and consummation of the tender offer. Actual events, actions and effects of
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the tender offer may depend on one or more of these risks and uncertainties and may vary materially from the future events, actions and effects described in this press release. Delco Remy undertakes no obligation to update any forward looking statements made in this press release.

Investor Relations:                 J. Timothy Gargaro        765-778-6660
                                    David E. Stoll            765-778-6523
Media Relations:                    John J. Pyzik             765-778-6607
Delco Remy Web site:                http:/www.delcoremy.com